Mail Stop 4561

December 8, 2008

A. William Stein
Chief Financial Officer and Chief Investment Officer
Digital Realty Trust, Inc.
560 Mission Street
Suite 2900
San Francisco, CA 94105

> **Re: Digital Realty Trust, Inc.**
> **Form 10-K**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed April 4, 2008**
> **File No. 001-32336**

Dear Mr. Stein:

We have reviewed your filing and have the following comments. Unless otherwise indicated in the comment, please provide the requested disclosure in future filings and tell us how you plan to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10-K

Item 2. Properties, page 28

1.   Please revise to identify the properties that are not held in fee and the properties that are subject to any major encumbrance. Briefly describe how the properties are held and disclose the material terms of any encumbrance. Refer to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.   Refer to the discussion of distributions at the top of page 56. Please also disclose the source of funds used to pay distributions and clarify why some distributions are classified as ordinary income and some distributions are classified as a return of capital.

Exhibits

3.   Please tell us why you have not included the employment agreements with Mr. Crosby and Mr. Peterson in accordance with Item 601(b)(10)(iii) of Regulation S-K.

4.   We note that the exhibit index does not include the related party agreements with CB Richard Ellis, tel(x) Group, and Linc Facility Services. Please tell us why you do not believe these agreements are required to be included in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K.

Comments on Schedule 14A

Item 1. Election of Directors, page 3

5.   Please ensure that you have described the experience of each officer and director for the past five years in accordance with Item 401 of Regulation S-K. For example, we note that for Mr. Chapman you describe his experience through the year 2000 but do not provide information regarding his experience from 2000 through 2008.

Principal Stockholders, page 13

6.   We note your disclosure in footnotes 6 through 10 that you have excluded the Class C Units held by your executive officers. Please tell us why the Class C Units are not included in the table on page 13 and include this disclosure in future filings.

Executive Compensation, page 15

Peer Group Review, page 16

7.   We note that you target compensation levels against the fiftieth percentile of your peer group. For each named executive officer, to the extent you awarded compensation outside of the targeted parameters, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the targeted parameter.

Annual Incentive Bonuses, page 18

8.   The last paragraph under this heading states that the Committee awarded each executive officer, other than Mr. Stein, the maximum bonus for 2007. Please revise to disclose the target and maximum bonus amounts for each NEO and discuss how you determined those amounts. For example, if bonus target amounts are set as a percentage of base salary, please state the percentage of base salary that applies to each NEO and how you determined that the percentage was an appropriate target.

2007 Long-Term Incentive Units Awards, page 20

9.   Please disclose the Compensation Committee's basis for approving awards of long-term incentive profits interest units to your named executive offices in 2007. Provide similar disclosure with respect to stock options granted in 2007.

10.   Please disclose the specific events that must take place in order for the long-term incentive units to achieve full parity with common units.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director